Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated July 2, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared in The Sacramento Bee on June 30, 2009.

                This article was not prepared by or reviewed by LendingClub Corporation (the "Company") prior to publication. The publisher of this article is not affiliated with the Company. The Company made no payment and gave no consideration to this publisher in connection with the publication of this article or any other articles published by this publisher concerning the Company. Statements in this article that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

                We believe that it is appropriate to clarify and correct the following information included in this article:

* Mr. Laplanche's name is spelled Renaud Laplanche.

* The Company's minimum FICO score for member loan listing is 660, not 650.

* The Company's membership increased from 82,000 in January 2009 to 140,000 on May 31, 2009. Although the Company's membership increased during this period, it did not "more than double" during this period.

                In addition to the above clarifications and corrections, you should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

The Sacramento Bee

June 30, 2009

Peer-to-peer lending is flourishing amid the credit crisis

By Sarah Frier

"Twebster302" needed $1,200 for a root canal. "JulesWWC" wanted $13,000 to open a fair-trade chocolate shop. "Needhelp," who said he's a state employee, asked for $1,000 to get his finances in order and help his handicapped brother.

These and other cash-strapped borrowers are part of the financial world's version of Match.com. They're posting personal financial profiles in hopes of connecting online with investors seeking sweeter returns.

Known as peer-to-peer lending - or P2P for short - it's a 4-year-old industry that's flourishing amid the current credit crisis.

"It's a complete 180 in terms of how people look at their debt, but there's no better time for something like this," said Curtis Arnold, author of a book on the burgeoning industry.

The number of Web sites - and participants - has grown in recent months, fueled by struggling borrowers and tight-fisted bankers.

LendingClub.com, a Sunnyvale-based site that hosts only prime borrowers with credit scores above 650, more than doubled its membership, from 82,000 in January to 140,000 in May.

And at least two P2P sites are in the midst of issuing stock, including New York-based Loanio.com, which filed a $50 million initial public offering June 22 with the Securities and Exchange Commission.

For borrowers, P2P lending is a way to get past hesitant bankers or to avoid high-cost loans. For lenders, it's a chance to earn more than a lowly 2 percent on a CD or risk the stock market.

In either case, it's a way to formalize a loan between friends - or even perfect strangers.

Here's how it works: Borrowers attract lenders by posting profiles detailing their financial goals online. They display credit scores, personal tales and even pictures of puppies in hopes of landing a willing lender.

Investors peruse those listings and agree to make loans as small as $25. They earn interest rates of anywhere from 7 percent with the safest borrowers to 20 percent from the riskiest.

Mark Leyes, spokesman with the state Department of Corporations, which licensed the two California-based sites - LendingClub.com and Prosper.com - said P2P sites will likely continue growing, even after the recession lifts.

The sites are "democratizing" lending, he said. But it's not without risks. The Federal Trade Commission, for instance, hasn't evaluated P2P lending.

"We certainly need to understand better how it works and what the risks are to consumers," said Tom Pahl, a director with the FTC's Division of Financial Practices.

Some have already discovered those risks. Fair Oaks resident Chris Abarca started lending small amounts on Prosper.com, then stopped last fall after too many borrowers paid late or defaulted.

"I just didn't want to spend any more dough and have it go sour," Abarca said, who said he loaned as much as $15,000 during his most active period.

Since its inception in 2005, Prosper.com has had about a 20 percent default rate among its 60,000 loans. Prosper stopped accepting new transactions or speaking to the media as it awaits SEC regulatory approval for an initial public offering.

Joanne McNabb, director of the state Office of Information Security and Privacy Protection, said she wouldn't recommend borrowing or lending from a P2P site.

"With a bank, you know they exist somewhere, you know who they are, you know who their regulators are," she said. "In online P2P lending, you don't."

Eric Di Benedetto of Marin County feels otherwise. He is loaning $1 million at LendingClub.com and said he gets double-digit returns.

"I was thinking about retirement funds and considering the high volatility of the stock market," he said. "You need something that will work in the long term."

He said the social networking aspect compels borrowers to pay back because they're borrowing from an individual, not a faceless corporation. And everyone knows when you don't pay it back.

On most P2P sites, there's more money requested than offered by investors, even with twice as many lenders as borrowers. Continued funding could become a problem for the industry, especially once lenders are lured elsewhere when the economy improves, said Jessica Ward, who blogs about P2P lending.

Reynaud Laplanche, LendingClub's CEO, compares P2P's growth to the 1990s launch of stock trading sites like eTrade or Schwab. People were timid to go online for trading but later found it convenient and less costly.

He sees P2P spreading.

"There's no shortage of market, and so competition is not a bad thing at all," he said.